                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                               ACMAT CORPORATION
                   -----------------------------------------
                                (Name of Issuer)


                       CLASS A COMMON STOCK, NO PAR VALUE
                   -----------------------------------------
                         (Title of Class of Securities)


                                  004616 20 7
                   -----------------------------------------
                                 (CUSIP Number)


                              Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                           New York, New York  10270
                                 (212) 770-5123
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 4, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 00416 20 7
--------------------
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American International Group, Inc.
        I.R.S. Identification No. 13-2592361
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
                                       00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Incorporated under the laws of the State of Delaware
--------------------------------------------------------------------------------
                7.      SOLE VOTING POWER
  NUMBER OF                            0
   SHARES       --------------------------------------------------------
BENEFICIALLY    8.      SHARED VOTING POWER
  OWNED BY                             0
    EACH        --------------------------------------------------------
 REPORTING      9.      SOLE DISPOSITIVE POWER
  PERSON                               0
   WITH         --------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                       0
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                     [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       0
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                                     HC, CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 00416 20 7
--------------------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American International Life Assurance Company of New York
        I.R.S. Identification No. 13-6101875
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]
                                                (b) [ ]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

                                       00
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                    [ ]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Incorporated under the laws of the State of New York
--------------------------------------------------------------------------------
                         7.     SOLE VOTING POWER
 NUMBER OF                             0
   SHARES               ------------------------------------------------
BENEFICIALLY             8.     SHARED VOTING POWER
  OWNED BY                             0
   EACH                 ------------------------------------------------
 REPORTING               9.     SOLE DISPOSITIVE POWER
  PERSON                               0
   WITH                 ------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                       0
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                    [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       0
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                                       IC
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 00416 20 7
--------------------
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AIG Life Insurance Company
        I.R.S. Identification No. 25-1118523
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) [ ]
                                                 (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

                00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                     [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Incorporated under the laws of the State of Pennsylvania
--------------------------------------------------------------------------------
                7.      SOLE VOTING POWER
   NUMBER OF                    0
     SHARES     ----------------------------------------------------------------
 BENEFICIALLY   8.      SHARED VOTING POWER
   OWNED BY                     0
     EACH       ----------------------------------------------------------------
  REPORTING     9.      SOLE DISPOSITIVE POWER
    PERSON                      0
     WITH       ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                0
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                0
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                                IC
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

        This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, no par value (the "Class A Common Stock"), of ACMAT Corporation.

Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D relating to the Class A Common Stock filed with the Securities and Exchange Commission on August 8,
1996 (the "Schedule 13D").


Item 5. Interest in Securities of Issuer.

Item 5 is amended by adding the following:

"On February 4, 1997, pursuant to a Stock Purchase Agreement among ACMAT Corporation and AIG Life Insurance Company and American International Life Assurance Company of New York dated as of January 31, 1997, AILIFE and AIG LIFE sold all of the Class A Common Stock to the Company for a purchase price comprised of $4,174,942 in cash and $12,000,000 aggregate principal amount of Senior Notes of the Company due January 31, 2005. As of such date, AIG, AILIFE and AIG LIFE ceased to beneficially own five percent (5%) or greater of any class of equity securities of the Company."

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  6, 1997

                                        AMERICAN INTERNATIONAL GROUP, INC.

                                        By /s/ Kathleen E. Shannon
                                           ------------------------------------
                                           Name:  Kathleen E. Shannon
                                           Title:  Vice President and
                                                   Secretary


                                        AMERICAN INTERNATIONAL LIFE ASSURANCE
                                        COMPANY OF NEW YORK

                                        By /s/ Jerome T. Muldowney
                                           ------------------------------------
                                           Name:  Jerome T. Muldowney
                                           Title:  Senior Vice President


                                        AIG LIFE INSURANCE COMPANY

                                        By /s/ Jerome T. Muldowney
                                           ------------------------------------
                                           Name:  Jerome T. Muldowney
                                           Title:  Senior Vice President